2101 Cottontail Lane Somerset, NJ 08873	VIA EDGAR

June 2, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Ms. Jenn Do

Ms. Lisa Vanjoske

Mr. Jeffrey Gabor

Ms. Celeste Murphy

Re:	Legend Biotech Corporation

Registration Statement on Form F-1

File No. 333-238232

Acceleration Request

Requested Date:         Thursday, June 4, 2020

Requested Time:        4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 (File No. 333-238232) (the “Registration Statement”) to become effective on June 4, 2020, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP (212) 479-6474, counsel to the Registrant, Robert W. Phillips at (415) 693-2020 or Mark Ballantyne at (703) 456-8084.

Very truly yours,

Legend Biotech Corporation

By:	/s/ Yuan Xu
Yuan Xu
Chief Executive Officer

cc:	Yuan Xu, Ph.D., Legend Biotech Corporation

Ying Huang, Ph.D., Legend Biotech Corporation

Robert W. Phillips, Cooley LLP

Richard C. Segal, Cooley LLP

Mark Ballantyne, Cooley LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP